Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Pricing Supplement dated August 29, 2012 to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated August 2, 2012
US$100,000
Senior Medium-Term Notes, Series B
Buffered Bullish Digital Return Notes due August 29, 2014
Linked to a Basket of the S&P 500® Index and the iShares® Russell 2000 Index Fund

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The notes are designed for investors who seek a fixed positive return equal to the Digital Return (as defined below) if there is any appreciation in the value of an equally weighted basket (the “Basket”) consisting of the S&P 500® Index and the iShares® Russell 2000 Index Fund (each a “Basket Component”).  Investors should be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the value of the Basket decreases by more than 20% from its value on the pricing date.

•	Investors in the notes may lose up to 80% of their principal amount at maturity.

•	The Digital Return will be 11.50%. Accordingly, the maximum amount payable on the notes will be $1,115 for each $1,000 in principal amount.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will settle on August 31, 2012.

•	The notes are scheduled to mature on August 29, 2014.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366RGK5.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interests)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page PS-4 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000.00	US$22.50	US$977.50

Total	US$100,000.00	US$2,250.00	US$97,750.00

(1) In addition to the agent’s commission, the price to the public specified above also includes the profit that we would recognize earned by hedging our exposure under the notes.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Basket:
The notes are linked to the value of an equally weighted basket consisting of the S&P 500® Index (the “Index”) and the iShares® Russell 2000 Index Fund (the “Index Fund”). The Basket Components, their respective Weighting Percentages and their Initial Component Values are indicated in the table below.

	Basket Components	Bloomberg Ticker	Weighting Percentage	Initial Component Value

	S&P 500® Index	SPX	50.00%	1,410.49

	iShares® Russell 2000 Index Fund	IWM	50.00%	$81.60

Payment at Maturity:
(i) If the Percentage Change is positive, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount x Digital Return)

	(ii) If the Percentage Change is between 0% and -20% inclusive, then the amount that the investors will receive at maturity will equal the principal amount of the notes.

	(iii) If the Percentage Change is less than -20%, then the payment at maturity will equal:

	Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

Digital Return:	11.50%

Initial Value:	100

Final Value:	Initial Value x (1 + Percentage Change)

Buffer Value:	80, which is 80% of the Initial Value.

Buffer Percentage:
20%.  Accordingly, you will receive the principal amount of your notes at maturity only if the value of the Basket does not decrease by more than 20%.  If the Final Value is less than the Buffer Value, you will receive less than the principal amount of your notes at maturity, and you could lose up to 80% of the principal amount of your notes.

Percentage Change:	The Percentage Change will equal the sum of the Weighted Percentage Change for each Basket Component.

Weighted Percentage Change:	The Weighted Percentage Change of a Basket Component will be determined as follows:

Final Component Value:
The closing value of a Basket Component on the valuation date. The Final Component Value of the Index Fund is subject to adjustment as described in “General Terms of the Notes—Anti-Dilution Adjustments” of the product supplement.

Pricing Date:	August 29, 2012

Settlement Date:	August 31, 2012

Valuation Date:	August 27, 2014

Maturity Date:	August 29, 2014

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated August 2, 2012, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated August 2, 2012:
http://www.sec.gov/Archives/edgar/data/927971/000121465912003329/f81121424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Components.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 20%. The payment at maturity will be based on the Final Value, and whether the Final Value of the Basket on the Valuation Date has declined from the Initial Value to a value that is less than the Buffer Value.  Accordingly, you could lose up to 80% of the principal amount of the notes.

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Your return on the notes is limited to the Digital Return, regardless of any appreciation in the value of the Basket. — The return on your notes will not be greater than the Digital Return. This will be the case even if the Percentage Change exceeds the Digital Return.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading activities related to the Basket Components or the securities included in the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the value of the Basket and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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Owning the notes is not the same as owning the securities represented by the Basket Components or a security directly linked to the performance of the Basket Components. — The return on your notes will not reflect the return you would realize if you actually owned the securities represented by the Basket Components or a security directly linked to the performance of the Basket Components and held that investment for a similar period.  Your notes may trade quite differently from the Basket Components.  Changes in the values of the Basket Components may not result in comparable changes in the market value of your notes.  Even if the values of the Basket Components increase during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the values of the Basket Components increase. In addition, any dividends or other distributions paid on the Basket Components or the securities included in the Basket Components will not be reflected in the amount payable on the notes.

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Any increase in the value of one Basket Component may be offset by decreases in the value of the other Basket Component. — The value of one Basket Component may increase while the value of the other Basket Component decreases.  Therefore, in determining the value of the Basket at any time, increases in the value of one Basket Component may be moderated, or wholly offset, by decreases in the value of the other Basket Component.

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You will not have any shareholder rights and will have no right to receive any shares of the Index Fund or any securities represented by the Basket Components at maturity. — Investing in your notes will not make you a holder of any shares of the Index Fund or any securities represented by the Basket Components.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to these securities.

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Changes that affect the Russell 2000® Index and the Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of Russell Investments (“Russell”) and Standard & Poor’s Financial Services LLC (“S&P”), the sponsors of the Russell 2000® Index (the “Underlying Index”) and the Index (the “Index Sponsors”) respectively, concerning the calculation of the applicable index, additions, deletions or substitutions of the components of the applicable index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the applicable index and, therefore, could affect the share price of the Index Fund or the level of the Index, the amount payable on the notes at maturity, and the market value of the notes prior to maturity.  The amount payable on the notes and their market value could also be affected if any Index Sponsor changes these policies, for example, by changing the manner in which it calculates the applicable index, or if it discontinues or suspends the calculation or publication of the applicable index.

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Adjustments to the Index Fund could adversely affect the notes. — BlackRock Institutional Trust Company, N.A. (“BTC”), as the sponsor of the Index Fund, is responsible for calculating and maintaining the Index Fund. BTC can add, delete or substitute the stocks comprising the Index Fund or make other methodological changes that could change the share price of the Index Fund at any time.  If one or more of these events occurs, the share price of the Index Fund may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We have no affiliation with the sponsor or investment advisor of the Index Fund or any Index Sponsor and will not be responsible for the actions taken by them. — BlackRock Fund Advisors (“BFA”), as the investment advisor of the Index Fund, advises the Index Fund on various matters including matters relating to the policies, maintenance and calculation of the Index Fund. None of BTC, BFA or any Index Sponsor is an affiliate of ours or will be involved in the offering of the notes in any way.  Consequently, we have no control over the actions of BTC, BFA or the Index Sponsors, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  None of BTC, BFA or any Index Sponsor has any obligation of any sort with respect to the notes.  Thus, none of BTC, BFA or any Index Sponsor has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from any issuance of the notes will be delivered to BTC, BFA or any Index Sponsor except to the extent that we are required to pay S&P licensing fees with respect to the Index.

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The correlation between the performance of the Index Fund and the performance of the Russell 2000® Index may be imperfect. — The performance of the Index Fund is linked principally to the performance of the Russell 2000® Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Index Fund may correlate imperfectly with the return on the Russell 2000® Index.

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The Index Fund is subject to management risks. — The Index Fund is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Index Fund’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Index Fund track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including purchasing or selling securities represented by the Basket Components, or futures or options relating to the Basket Components, or other derivative instruments with returns linked or related to changes in the performance of the Basket Components.  We or our affiliates may also engage in trading relating to the Basket Components from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the values of the Basket Components and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the Initial Value of 100, the Buffer Percentage of 20% (the Buffer Value is 80% of the Initial Value), and the Digital Return of 11.50%.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Value	Percentage Change	Return on the Notes
0.00	-100.00%	-80.00%
50.00	-50.00%	-30.00%
75.00	-25.00%	-5.00%
80.00	-20.00%	0.00%
90.00	-10.00%	0.00%
95.00	-5.00%	0.00%
100.00	0.00%	0.00%
105.00	5.00%	11.50%
110.00	10.00%	11.50%
120.00	20.00%	11.50%
150.00	50.00%	11.50%
175.00	75.00%	11.50%
200.00	100.00%	11.50%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The value of the Basket decreases from the Initial Value of 100 to a Final Value of 75, representing a Percentage Change of -25%.  Because the Percentage Change is negative and the Final Value of 75 is less than the Initial Value by more than the Buffer Percentage of 20%, the investor receives a payment at maturity of $950 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-25% + 20%)] = $950

Example 2: The value of the Basket decreases from the Initial Value of 100 to a Final Value of 95, representing a Percentage Change of -5%.  Although the Percentage Change is negative, because the Final Value of 95 is less than the Initial Value by not more than the Buffer Percentage of 20%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The value of the Basket increases from the Initial Value of 100 to a Final Value of 110, representing a Percentage Change of 10%.  Because the Final Value of 110 is greater than the Initial Value and the Percentage Change of 10% is positive, the investor receives a payment at maturity of $1,115 per $1,000 principal amount per note, representing a positive return equal to the Digital Return.

Example 4: The value of the Basket increases from the Initial Value of 100 to a Final Value of 150, representing a Percentage Change of 50%.  Because the Final Value of 150 is greater than the Initial Value and the Percentage Change of 50% is positive, the investor receives a payment at maturity of $1,115 per $1,000 principal amount per note, representing a positive return equal to the Digital Return.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Basket or as to the suitability of an investment in the notes.

The Basket Components

We have derived the following information from publicly available documents published by S&P and BTC. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with S&P or BTC, and neither S&P nor BTC will have any obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the securities represented by the Basket Components or the Underlying Index. Neither we nor BMO Capital Markets Corp. participates in the preparation of the publicly available documents described below. Neither we nor BMO Capital Markets Corp. has made any due diligence inquiry with respect to the Basket Components in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the values of the Basket Components have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Basket Components could affect the values of the Basket Components on the Valuation Date and therefore could affect the Payment at Maturity.

The S&P 500® Index

We have derived all information contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 29, 2012, 393 companies included in the Index traded on the New York Stock Exchange, and 107 companies included in the Index traded on The NASDAQ Stock Market. On August 29, 2012, the average market capitalization of the companies included in the Index was $25.50 billion. As of that date, the largest component of the Index had a market capitalization of $629.89 billion, and the smallest component of the Index had a market capitalization of $1.02 billion.

S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of August 29, 2012, indicated in parentheses: Consumer Discretionary (11.00%); Consumer Staples (11.14%); Energy (11.20%); Financials (14.36%); Health Care (11.77%); Industrials (10.15%); Information Technology (20.33%); Materials (3.32%); Telecommunication Services (3.21%); and Utilities (3.53%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the Index constituent stocks and received the dividends paid on those stocks.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Index.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

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holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poors®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us.  The Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

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The iShares® Russell 2000 Index Fund

iShares consists of numerous separate investment portfolios, including the Index Fund. The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Index Fund typically earns income dividends from securities included in the Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Index Fund’s shareholders as “ordinary income.” In addition, the Index Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your notes are linked only to the share price of the Index Fund, you will not be entitled to receive income, dividend, or capital gain distributions from the Index Fund or any equivalent payments.

The selection of the Index Fund is not a recommendation to buy or sell the shares of the Index Fund. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Index Fund.

The shares of the Index Fund trade on the NYSE Arca, Inc. under the symbol “IWM.”

“iShares®” is a registered mark of BTC.  BTC has licensed certain trademarks and trade names of BTC for our use. The notes are not sponsored, endorsed, sold, or promoted by BTC, or its affiliates, including BFA. Neither BTC nor BFA makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BTC nor BFA shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the Index Fund.

The Russell 2000® Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, Russell. Russell, which owns the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

Russell began dissemination of the Underlying Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Underlying Index.  The Underlying Index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Underlying Index is determined, comprised, and calculated by Russell without regard to the Notes.

Selection of Stocks Comprising the Underlying Index

All companies eligible for inclusion in the Underlying Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Underlying Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

An important criteria used to determine the list of securities eligible for the Underlying Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. Companies with a total market capitalization of less than $30 million are not eligible for the Underlying Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Underlying Index.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. In general, only one class of common stock of a company is eligible for inclusion in the Underlying Index, although exceptions to this general rule have been made where Russell has determined that each class of common stock acts independent of the other.

Annual reconstitution is a process by which the Underlying Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Underlying Index using the then existing market capitalizations of eligible companies. Reconstitution of the Underlying Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Underlying Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Underlying Index reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Underlying Index. The current index level is calculated by adding the market values of the Underlying Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the available market capitalization of the 2,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Underlying Index. To calculate the Underlying Index, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Underlying Index. In order to provide continuity for the Underlying Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

Historical Performance of the Basket Components

The following tables set forth the quarter-end high and low closing values of the Basket Components from the first quarter of 2008 through August 29, 2012.

The historical values of the Basket Components are provided for informational purposes only.  You should not take the historical value of any Basket Component as an indication of its future performance, which may be better or worse than the values set forth below.
Closing Prices of the iShares® Russell 2000 Index Fund

		High	Low

2008	First Quarter	75.12	64.30
	Second Quarter	76.17	68.47
	Third Quarter	75.20	65.50
	Fourth Quarter	67.02	38.58

2009	First Quarter	51.27	34.36
	Second Quarter	53.19	42.82
	Third Quarter	62.02	47.87
	Fourth Quarter	63.36	56.22

2010	First Quarter	69.25	58.68
	Second Quarter	74.14	61.08
	Third Quarter	67.67	59.04
	Fourth Quarter	79.22	66.94

2011	First Quarter	84.17	77.18
	Second Quarter	86.37	77.77
	Third Quarter	85.65	64.25
	Fourth Quarter	76.45	60.97

2012	First Quarter	84.41	74.56
	Second Quarter	83.79	73.64
	Third Quarter (through August 29, 2012)	81.71	76.68

Closing Levels of the S&P 500® Index

		High	Low

2008	First Quarter	1,447.16	1,273.37
	Second Quarter	1,426.63	1,278.38
	Third Quarter	1,305.32	1,106.39
	Fourth Quarter	1,161.06	752.44

2009	First Quarter	934.70	676.53
	Second Quarter	946.21	811.08
	Third Quarter	1,071.66	879.13
	Fourth Quarter	1,127.78	1,025.21

2010	First Quarter	1,174.17	1,056.74
	Second Quarter	1,217.28	1,030.71
	Third Quarter	1,148.67	1,022.58
	Fourth Quarter	1,259.78	1,137.03

2011	First Quarter	1,343.01	1,256.88
	Second Quarter	1,363.61	1,265.42
	Third Quarter	1,353.22	1,119.46
	Fourth Quarter	1,285.09	1,099.23

2012	First Quarter	1,416.51	1,277.06
	Second Quarter	1,419.04	1,278.04
	Third Quarter (through August 29, 2012)	1,418.16	1,334.76